Exhibit (b)(1)

HPS Investment Partners, LLC 40 West 57th Street New York, NY 10019	Capital One, National Association 299 Park Avenue New York, NY 10171

CONFIDENTIAL

October 14, 2020

Covis Finco S.à r.l.

2 Avenue Charles de Gaulle

L-1653 Luxembourg, Grand Duchy of Luxembourg

Attention: Michael Porter

Project Florence – Amended and Restated Commitment Letter

Ladies and Gentlemen:

This amended and restated commitment letter (together with the Exhibits hereto, collectively, the “Commitment Letter”) hereby amends, restates and supersedes in its entirety that certain Commitment Letter dated October 1, 2020 (the “Original Effective Date”) by and among HPSIP (as defined below), CONA (as defined below) and you (the “Original Commitment Letter”), and upon execution of this Commitment Letter, the Original Commitment Letter shall be of no further force or effect.

Reference is hereby made to that certain Credit Agreement, dated as of March 10, 2020 (as amended, supplemented or otherwise modified prior to the date hereof, the “Existing Credit Agreement”; the existing term loans thereunder, the “Existing Term Loans”; and the existing revolving credit facility thereunder, the “Existing Revolving Credit Facility”), among Covis Midco 2 S.à r.l., a société à responsabilité limitée organized under the laws of Luxembourg (“Holdings”), Covis Finco S.à r.l., a société à responsabilité limitée organized under the laws of Luxembourg (the “Borrower” or “you”), the Lenders from time to time party thereto, HPS Investment Partners, LLC, as Last Out Representative, and Capital One, National Association, as Administrative Agent (in such capacity, the “Administrative Agent”) and Collateral Agent.

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You have advised HPS Investment Partners, LLC (acting through such of its affiliates, affiliated or managed funds and separately managed accounts as it deems appropriate, “HPSIP”) and Capital One, National Association (“CONA”, together with HPSIP, collectively, the “Commitment Parties”, “we”, or “us”) that you are seeking a $25,000,000 increase to the existing senior secured revolving credit facility (such increase, the “Incremental Revolving Credit Facility”) and senior secured incremental term loan facilities consisting of (i) a $140,000,000 initial senior secured incremental term loan facility (the “Initial Incremental Term Loan Facility”) and (ii) a $320,000,000 senior secured delayed draw incremental term loan facility (the “Delayed Draw Incremental Term Loan Facility”, and together with the Initial Incremental Term Loan Facility, the “Incremental Term Loan Facilities”, and together with the Incremental Revolving Credit Facility, the “Incremental Facilities”), in each case under the Amended Credit Agreement (as defined below), to (i) support the merger (the “Merger”) of Covis MergerCo Inc., a Delaware corporation and a direct or indirect subsidiary of the Borrower (“Merger Sub”), with and into AMAG Pharmaceuticals, Inc., a Delaware corporation (the “Target”; the Target and its subsidiaries, the “Acquired Business”), pursuant to the Merger Agreement (as defined in Exhibit A hereto), (ii) to repurchase or redeem certain existing indebtedness of the Target and (iii) pay transaction-related fees and expenses and consummate the other Transactions described in the Transaction Description attached hereto as Exhibit A. Capitalized terms used but not defined herein are used with the meanings assigned to them in the Exhibits attached hereto. The Existing Credit Agreement, as amended and restated to incorporate the terms of the Term Sheet (as defined below) is referred to herein as the “Amended Credit Agreement”.

1. Commitments

In connection with the Transactions, (a)(i) HPSIP is pleased to advise you of its several, but not joint, commitment to provide $132,048,913.04 of the Initial Incremental Term Loan Facility and (ii) CONA is pleased to advise you of its several, but not joint, commitment to provide $7,951,086.96 of the Initial Incremental Term Loan Facility (the commitments to provide the Initial Incremental Term Loan Facility, the “Initial Incremental Term Commitments”; the lenders holding the loans under the Initial Incremental Term Loan Facility, collectively, the “Initial Incremental Term Loan Lenders” and, individually, a “Initial Incremental Term Loan Lender”), (b)(i) HPSIP is pleased to advise you of its several, but not joint, commitment to provide $301,826,086.96 of the Delayed Draw Incremental Term Loan Facility and (ii) CONA is pleased to advise you of its several, but not joint, commitment to provide $18,173,913.04 of the Delayed Draw Incremental Term Loan Facility (the commitments to provide the Delayed Draw Incremental Term Loan Facility, the “Delayed Draw Incremental Term Commitments”, and together with the Initial Incremental Term Commitments, the “Incremental Term Commitments”; the lenders holding the loans under the Delayed Draw Incremental Term Loan Facility, collectively, the “Delayed Draw Incremental Term Loan Lenders” and, individually, a “Delayed Draw Incremental Term Loan Lender” and, together with the Initial Incremental Term Loan Lenders, collectively the “Incremental Term Loan Lenders” and, individually a “Incremental Term Loan Lender”) and (c) CONA (in such capacity, the “Incremental Revolving Lender”; the Incremental Term Loan Lenders and the Incremental Revolving Lender, collectively, the “Incremental Lenders”) is pleased to advise you of its commitment to provide 100% of the Incremental Revolving Credit Facility (the “Incremental Revolving Commitments”, and together with the Incremental Term Commitments, collectively, the “Incremental Commitments”), in each case, subject to the terms and conditions set forth in this Commitment Letter (including, without limitation, each of the Exhibits attached hereto, including the Summary of Terms and Conditions attached hereto as Exhibit B (the “Term Sheet”)), and the closing and initial funding of the Incremental Facilities on the Incremental Closing Date is subject only to the specified closing conditions set forth in Section 5 below and Exhibit C.

Subject to Section 9 of this Commitment Letter, any Commitment Party may assign or sell participations in a portion of its Incremental Commitments to banks, financial institutions and other lenders in consultation with you and subject to your consent (such consent not to be unreasonably withheld or

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delayed); provided that (1) such Commitment Party will not be released from the participated portion of the Commitment until the funding of the Incremental Facilities on the Incremental Closing Date and (2) unless you otherwise agree in writing, each Commitment Party shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Incremental Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Incremental Closing Date has occurred. If any Commitment Party seeks to assign or sell participations in a portion of its Incremental Commitments, you agree to assist (and, subject always to the extent expressly provided in the Merger Agreement, to use commercially reasonable efforts to cause the Target to assist) such Commitment Party in connection therewith as such Commitment Party may reasonably request; provided that no Incremental Commitments may be assigned to competitors of the Borrower or the Target that have been designated as competitors on or prior to the Original Effective Date (including any “Competitors” under (and as defined in) the Existing Credit Agreement). Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter (as defined herein), (i) no such syndication shall constitute a condition to the Incremental Commitments of the Commitment Parties hereunder or the funding of any amounts to be funded on the Incremental Closing Date (as defined in Exhibit A hereto) or any Delayed Draw Closing Date (as defined in Exhibit B hereto), (ii) neither the commencement nor the completion of any such syndication shall constitute a condition precedent to the Incremental Closing Date or any Delayed Draw Closing Date or the funding of any amounts to be funded on the Incremental Closing Date or such Delayed Draw Closing Date and (iii) any resales or assignments of Term Loans (or commitments in respect of Delayed Draw Incremental Term Loans (as defined in Exhibit B hereto)) or Revolving Commitments after the Incremental Closing Date shall be governed by the Amended Credit Agreement.

2. Titles and Roles

It is agreed that no other agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that compensation expressly contemplated by this Commitment Letter and the Fee Letter or as otherwise agreed on or prior to the date hereof) will be paid in connection with the Incremental Facilities unless you and we shall so agree.

3. Fees

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to pay or cause to be paid on the date when due and payable the nonrefundable compensation described in the separate amended and restated fee letter dated the date hereof and delivered herewith (the “Fee Letter”) by and among you, HPSIP and CONA, on the terms and subject to the conditions expressly set forth therein.

4. Information

You hereby represent and warrant (x) with respect to you and your subsidiaries and (y) to the best of your knowledge, with respect to the Acquired Business, that (a) all written factual information (other than the projection model delivered to the Commitment Parties prior to the date hereof concerning you or the Target or your or its subsidiaries (the “Projections”), other projections, budgets, estimates, forward looking statements and information of a general economic or industry-specific nature) concerning you or the Target or your or its subsidiaries (the “Information”), that has been or will be made available to us by you or your representatives in connection with the transactions contemplated hereby, when taken as a whole, does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole, not materially misleading in light of the circumstances under which such statements are made (giving effect to all supplements and updates provided thereto), and (b) the Projections that have been or will be made available to us by or on behalf of you in connection with the transactions contemplated hereby have been or will be

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prepared in good faith based upon assumptions believed by you to be reasonable at the time prepared and at the time being furnished (it being recognized by the Commitment Parties that (i) such Projections are as to future events, are not to be viewed as facts or a guarantee of performance and are subject to significant uncertainties and contingencies many of which are beyond your control and (ii) no assurance can be given that any particular projections will be realized, and that actual results during the period or periods covered by any such Projections may differ from the projected results, and such differences may be material). You agree that if, at any time prior to the Incremental Closing Date, you become aware that any of the representations and warranties in the preceding sentence are incorrect, when taken as a whole, in any material respect if the Information or Projections were being furnished and such representations and warranties in the first sentence of this paragraph were being made at such time, then you will (or with respect to Information and Projections concerning the Acquired Business, you will use commercially reasonable efforts to cause the Target to, to the extent expressly contemplated by the Merger Agreement) promptly supplement the Information and the Projections so that (with respect to information relating to the Target, to the best of your knowledge) such representations and warranties, as supplemented, are correct, when taken as a whole, in all material respects, under those circumstances. You acknowledge and agree that, in issuing this Commitment Letter, each Commitment Party is using and relying on the accuracy of the Information and the Projections, and, in structuring, arranging or syndicating the Term Facility, the Commitment Parties may use and rely on the Information and the Projections and other offering and marketing materials or information memoranda, without independent verification thereof; provided that the accuracy of the foregoing representations and warranties shall not be a condition to the Incremental Closing Date or any Delayed Draw Closing Date or the funding of any amounts to be funded on the Incremental Closing Date or such Delayed Draw Closing Date.

5. Conditions

Notwithstanding anything to the contrary in this Commitment Letter, the Fee Letter or the Amended Credit Agreement, (A) the commitments of each Commitment Party hereunder on the Incremental Closing Date are subject only to the conditions expressly set forth in Exhibit C hereto (collectively, the “Exclusive Funding Conditions”) and (B) the only conditions (express or implied) to the initial availability of the Incremental Facilities on the Incremental Closing Date are the Exclusive Funding Conditions.

Notwithstanding anything to the contrary in this Commitment Letter, the Fee Letter, the Amended Credit Agreement or any other letter agreement or other undertaking concerning the financing of the transactions contemplated hereby, (a) the only representations and warranties the accuracy of which shall be a condition to availability of the Incremental Facilities on the Incremental Closing Date shall be (i) such of the representations made by the Target in the Merger Agreement as are material to the interests of the Commitment Parties (in their capacities as such) (but only to the extent that the Purchaser (as defined in Exhibit A) or its affiliates has the right to terminate its obligations under the Merger Agreement as a result of a breach of such representations in the Merger Agreement) (the “Target Representations”) and (ii) the Specified Representations (as defined below) and (b) the terms of the Amended Credit Agreement shall be in a form such that they do not impair the availability of the Incremental Facilities on the Incremental Closing Date if the Exclusive Funding Conditions are satisfied (or waived by the Commitment Parties), it being understood that to the extent any lien search or security interest in the Collateral cannot be provided on the Incremental Closing Date (other than (x) the execution and delivery of personal security agreements reasonably acceptable to the Administrative Agent and (y) the pledge and perfection of Collateral with respect to which a lien may be perfected by the filing of financing statements under the Uniform Commercial Code (“UCC”)) after your use of commercially reasonable efforts to do so, then the provision of any such lien search or security interest in such Collateral shall instead be required to be perfected within a period of time after the consummation of the Transactions on the Incremental Closing Date pursuant to arrangements to be mutually agreed, subject to such extensions as are agreed by the Commitment Parties;

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provided that, notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter, neither the provision of such lien search or security interest over the assets of the Target nor your use of commercially reasonable efforts to provide such lien search or such security interest shall constitute a condition to the Incremental Commitments of the Commitment Parties hereunder in respect of the Incremental Facilities or the funding of any amounts to be funded on the Incremental Closing Date. “Specified Representations” means the representations and warranties of the Borrower and, to the extent applicable, the Existing Guarantors (as defined below) in Sections 3.01(a) and (d), 3.02(a) and (b)(i)(B), 3.03, 3.10, 3.11, 3.17 (limited to creation, validity and perfection and subject to the Certain Funds Provision), 3.25(a), 3.25(c) and 3.26(b) of the Existing Credit Agreement. “Existing Guarantors” means the Guarantors (as defined in the Existing Credit Agreement) in existence on the Incremental Closing Date before giving effect to the Transactions. This paragraph, and the provisions herein, shall be referred to as the “Certain Funds Provision”.

6. Indemnification and Expenses

You agree (a) to indemnify and hold harmless each Commitment Party, its affiliates and controlling persons and the respective directors, officers, employees, partners, advisors, agents and other representatives of each of the foregoing and their respective successors (each, an “indemnified person”) from and against any and all actual losses, claims, damages, liabilities and expenses, joint or several, to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter or the Fee Letter, the Transactions, the Incremental Facilities, the contemplated use of proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding (a “Proceeding”) relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, whether or not such Proceedings are brought by you, the Target, your or the Target’s respective equity holders, affiliates, creditors or any other person, and to reimburse each indemnified person within thirty days of written demand (together with reasonable backup documentation) for any reasonable and documented out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing; provided, that the foregoing indemnity will not, as to any indemnified person, apply to (i) losses, claims, damages, liabilities or related expenses (x) to the extent they arise from the willful misconduct, bad faith or gross negligence of such indemnified person (or its Related Persons) as determined in a final, non-appealable judgment of a court of competent jurisdiction, (y) arising out of a material breach by such indemnified person (or its Related Persons) of its obligations under this Commitment Letter as determined in a final, non-appealable judgment of a court of competent jurisdiction or (z) arising out of any Proceeding that does not involve an act or omission of you or any of your affiliates and that is brought by an indemnified person against any other indemnified person (other than any claim, actions, suits, inquiries, litigation, investigation or proceeding against any Commitment Party in its capacity or in fulfilling its role as an administrative agent, or other agent or arranger under the Incremental Facilities) or (ii) any settlement entered into by such indemnified person (or its Related Persons) without your written consent (such consent not to be unreasonably withheld, delayed or conditioned), and (b) whether or not the Incremental Closing Date occurs, to reimburse the Commitment Parties and its affiliates for all reasonable and documented out-of-pocket expenses (including, but not limited to, reasonable and documented out-of-pocket due diligence expenses, travel expenses, and reasonable and documented out-of-pocket fees, charges and disbursements of primary counsel to the Commitment Parties (consisting of Milbank LLP and King & Spalding LLP), one regulatory counsel and local counsel in each relevant jurisdiction to the Commitment Parties, in each case, retained with your prior written consent (such consent not to be unreasonably withheld or delayed; provided that (i) Latham & Watkins LLP is approved as regulatory counsel, (ii) Osler, Hoskin and Harcourt LLP is approved as local counsel for Canada and (iii) Loyens & Loeff N.V. is approved as local counsel for the Netherlands, Switzerland and Luxembourg), incurred in connection with the Incremental Facilities and any related documentation (including this Commitment Letter, the Fee Letter and the Amended Credit Agreement) or the administration, amendment, modification or waiver of any of the foregoing)

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either on the Incremental Closing Date or, if the Incremental Closing Date does not occur, and this Commitment Letter has been terminated, within 10 days of written demand; provided that the aggregate amount that is required to be reimbursed by you pursuant to this clause (b) in the event the Incremental Closing Date does not occur shall not exceed an amount to be separately agreed. None of the indemnified persons or you or the Target or any of your or their respective affiliates or the respective directors, officers, employees, advisors, and agents of the foregoing shall be liable for any indirect, special, punitive or consequential damages in connection with this Commitment Letter, the Fee Letter, the Incremental Facilities or the transactions contemplated hereby; provided that nothing contained in this sentence shall limit your indemnification and reimbursement obligations to the extent expressly set forth herein. For purposes hereof, a “Related Person” of any indemnified person means (1) its affiliates and controlling persons, (2) the respective directors, officers, employees or partners of such indemnified person or any of its controlling person or controlled affiliates and (3) the respective advisors, agents and other representatives of such indemnified person or any of its controlling person or controlled affiliates, in the case of this clause (3) acting at the instructions of such indemnified person.

Without the prior written consent of any indemnified person (which consent shall not be unreasonably withheld or delayed) (it being understood that the withholding of consent due to non-satisfaction of any of the conditions described in clauses (i) and (ii) of this sentence shall be deemed reasonable), you shall not effect any settlement of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such indemnified person unless such settlement (i) includes an unconditional release of such indemnified person in form and substance reasonably satisfactory to such indemnified person from all liability or claims that are the subject matter of such Proceeding and (ii) does not include any statement as to or any admission of fault, culpability, wrongdoing or a failure to act by or on behalf of any indemnified person.

7. Sharing of Information, Absence of Fiduciary Relationship, Affiliate Activities

You acknowledge that each Commitment Party and its affiliates may be providing debt financing, equity capital or other services to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Each Commitment Party will not use confidential information obtained from you, the Target or your or their respective affiliates and representatives by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by such Commitment Party of services for other companies, and such Commitment Party will not furnish any such information to other companies. You also acknowledge that each Commitment Party has no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies.

You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and us is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, (b) we, on the one hand, and you, on the other hand, have an arms-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on our part, (c) in connection therewith and with the process leading to the Transactions, each Commitment Party and its affiliates (as the case may be) are acting solely as a principal and not as agents or fiduciaries of you or any other person, (d) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (e) you have consulted legal, accounting, regulatory and tax advisors to the extent you deemed appropriate and you are not relying on any Commitment Party for such advice, (f) you have been advised that we and our affiliates are engaged in a broad range of transactions that may involve interests that differ from your and your affiliates’ interests and that we and our affiliates have no obligation to disclose such interests and

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transactions to you and your affiliates by virtue of any fiduciary, advisory or agency relationship and (g) no Commitment Party nor its affiliates has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein or in any other express writing executed and delivered by the parties thereto. Any review by the Commitment Party of you, the Target or any of your or the Target’s respective subsidiaries, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Commitment Party and shall not be on behalf of you, the Target or any of your or the Target’s respective subsidiaries.

You further acknowledge and agree that you are responsible for making your own independent judgment with respect to the transactions contemplated by this Commitment Letter and the process leading thereto. You waive, to the fullest extent permitted by law, any claims you may have against any Commitment Party for breach of fiduciary duty or alleged breach of fiduciary duty and agree that no Commitment Party shall have any liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors.

8. Confidentiality

This Commitment Letter and the Fee Letter, in each case, are delivered to you on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their respective terms shall be disclosed, to any other person except (a) the Sponsor (as defined in Exhibit A) and to your and their respective officers, directors (or comparable persons), controlling persons, equityholders, employees, affiliates, attorneys, accountants, agents and advisors on a confidential and “need-to-know” basis, (b) the Target and its officers, directors (or comparable persons), shareholders, employees, attorneys, accountants, agents and advisors who are informed on a confidential and “need-to-know” basis (provided that any disclosure of the Fee Letter or its terms or substance to the Target under this clause (b) shall be redacted in respect of (x) the fee amounts payable pursuant to the Fee Letter and any other economic terms in the Fee Letter (including the portions thereof addressing fees payable to the Commitment Parties and/or the Lenders), as applicable, and (y) such other portions as mutually agreed), (c) in any legal, judicial or administrative proceeding or as otherwise required by applicable law, rule or regulation (including the Commitment Letter (but not the Fee Letter or any of the contents thereof, other than the aggregate fee amount) in connection with any required Securities and Exchange Commission (or any equivalent regulatory authority in applicable foreign jurisdictions) filings or as requested by a governmental or regulatory authority (in which case you agree, to the extent permitted by law, rule or regulation, to inform the Commitment Parties promptly thereof in advance), (d) in connection with the exercise of any remedy or enforcement of any right under this Commitment Letter, the Fee Letter or the Amended Credit Agreement and (e) the aggregate fee amounts paid or payable under the Fee Letter may be disclosed as part of the Projections, pro forma information or a generic disclosure of aggregate sources and uses related to the fee amounts related to the Transactions or in your financial statements. The foregoing restrictions shall cease to apply (other than with respect to the Fee Letter) after the Amended Credit Agreement related to the Incremental Facilities has been executed and delivered by the parties thereto. Without limiting the foregoing, you shall not disclose the existence of this Commitment Letter or the terms hereof in any press release, securities filing or other public disclosure without first providing us with a reasonable opportunity to review and comment on such proposed disclosure (which disclosure shall be reasonably acceptable to us).

9. Miscellaneous

This Commitment Letter shall not be assignable by any party hereto (except by any Commitment Party (A) to one or more of its affiliates, affiliated or managed funds, separately managed accounts and co-investors and (B) subject to the terms of this Commitment Letter, to any other person, provided that (1) such Commitment Party will not be released from the assigned portion of the Commitment until the funding

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of the Incremental Facilities on the Incremental Closing Date and (2) unless you otherwise agree in writing, each Commitment Party shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Incremental Facilities, including all rights with respect to consents, modifications, supplements, waivers and amendments, until the Incremental Closing Date has occurred) without the prior written consent of such Commitment Party or you, as applicable (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and the indemnified persons and is not intended to and does not confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons to the extent expressly set forth herein, except to the extent that you and we otherwise agree in writing and is not intended to create a fiduciary relationship among the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and the Commitment Parties. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile or other electronic transmission (e.g., “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us and you with respect to the Incremental Facilities and set forth the entire understanding of the parties with respect thereto. Subject to the limitations set forth in this Commitment Letter, the Commitment Parties may perform the duties and activities described hereunder through any of its affiliates.

This Commitment Letter and any claim, controversy or dispute arising under or relating to this Commitment Letter (whether in contract, tort or otherwise) shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York without regard to principles of conflicts of law that could require the application of any other law other than the laws of the State of New York; provided, however, that (A) the interpretation of the definition of Company Material Adverse Effect (as defined in Exhibit C) and whether or not a Company Material Adverse Effect has occurred (in each case solely for purposes of the conditions to funding of the Incremental Facilities on the Incremental Closing Date) and (B) the determination of the accuracy of any Target Representations and whether as a result of any inaccuracy thereof the Purchaser has a right to terminate its obligations under the Merger Agreement shall be governed by the law governing the Merger Agreement.

Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

Each of the parties hereto (and, to the extent the benefits herein are accepted by such persons and entities, each other indemnified person) irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any federal court sitting in the Borough of Manhattan in the City of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court from any thereof, over any suit, action or proceeding arising out of or relating to the Transactions or the other transactions contemplated hereby, this Commitment Letter or the Fee Letter or the performance of services hereunder or thereunder or for recognition or enforcement of any judgment and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York state or, to the extent permitted by law, in such federal court; provided that the Commitment Parties shall be entitled to assert jurisdiction over you and your property in any court in which jurisdiction may be held over you or your property under applicable law, and (b) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. You and we agree that service of any process, summons, notice or document by registered mail addressed to any of the parties hereto at the applicable addresses above shall be effective service of process for any suit, action or proceeding brought in any such court. You and we hereby irrevocably and unconditionally waive, to the

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fullest extent you and we may legally and effectively do so, any objection to the laying of venue of any such suit, action or proceeding brought in any court in accordance with clause (a) of the first sentence of this paragraph and any claim that any such suit, action or proceeding has been brought in any inconvenient forum. YOU AND WE (AND, TO THE EXTENT THE BENEFITS HEREIN ARE ACCEPTED BY SUCH PERSONS AND ENTITIES, EACH OTHER INDEMNIFIED PERSON) HEREBY IRREVOCABLY WAIVE (TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW) TRIAL BY JURY IN ANY SUIT, ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THE TRANSACTIONS, THIS COMMITMENT LETTER OR THE FEE LETTER OR THE PERFORMANCE OF OBLIGATIONS HEREUNDER OR THEREUNDER.

Each of the Commitment Parties hereby notifies you that, pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “PATRIOT Act”), it is required to obtain, verify and record information that identifies the Borrower and each Guarantor, which information includes names, addresses, tax identification numbers and other information that will allow the Commitment Parties and each Lender to identify the Borrower and each Guarantor in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for the Commitment Parties, each Lender and each prospective Lender.

The indemnification and expenses, jurisdiction, waiver of jury trial, service of process, venue, governing law, sharing of information, no agency or fiduciary duty, and confidentiality provisions contained herein and the provisions of the Fee Letter shall remain in full force and effect regardless of whether the Amended Credit Agreement shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder; provided, that your obligations under this Commitment Letter (other than (a) the confidentiality obligations which shall terminate in accordance with their respective terms and (b) your understandings and agreements regarding no agency or fiduciary duty) shall automatically terminate and be superseded by the provisions of the Amended Credit Agreement upon the effectiveness thereof. You may terminate the Commitment Parties’ commitments hereunder at any time in whole but not in part subject to the provisions of the preceding sentence and the provisions of the Fee Letter.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and the Fee Letter (and the amendment and restatement of the Original Commitment Letter and the Original Fee Letter (as defined in the Fee Letter)) by returning to us executed counterparts by the Borrower of both of this Commitment Letter and the Fee Letter not later than 11:59 p.m., New York City time, on October 14, 2020. The Original Commitment Letter and the Original Fee Letter will remain in full force and effect in accordance with their respective terms in the event that we have not received such executed counterparts of both such documents in accordance with the preceding sentence.

In the event that the initial borrowing under the Incremental Facilities does not occur on or before the Expiration Date (as defined below), then this Commitment Letter and the commitments hereunder shall automatically terminate unless we shall, in our sole discretion, agree in writing to an extension. “Expiration Date” means the earliest of (i) 11:59 p.m., New York City time, on January 28, 2021, (ii) the Incremental Closing Date, after the initial funding of the Incremental Term Loans, (iii) the date of the closing of the Merger (as defined in Exhibit A) without the use of the Incremental Facilities, (iv) the date of the valid termination of the Merger Agreement prior to the closing of the Merger and (v) the date the Tender Offer lapses or is withdrawn.

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We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

HPS INVESTMENT PARTNERS, LLC

By
Name:
Title:

CAPITAL ONE, NATIONAL ASSOCIATION

By
Name:
Title:

By
Name:
Title:

Accepted and agreed to as of the date first above written:

COVIS FINCO S.À R.L.

By:
Name:
Title:

EXHIBIT A to Commitment Letter

$140 million Senior Secured Initial Incremental Term Loan Facility

$320 million Senior Secured Delayed Draw Incremental Term Loan Facility

$25 million Senior Secured Incremental Revolving Credit Facility

Transaction Summary

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the letter to which this Exhibit A is attached or in Exhibits B or C thereto.

Covis Group S.à r.l., a direct subsidiary of the Borrower, as purchaser (the “Purchaser”), and Merger Sub have entered into that certain agreement and plan of merger, dated as of the Original Effective Date (together with the exhibits, annexes and disclosure schedules thereto, the “Merger Agreement”) with the Target. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Target, with the Target surviving such merger as a direct or indirect wholly-owned subsidiary of the Borrower (the “Merger”). Prior to the Incremental Closing Date, Merger Sub will commence a tender offer to purchase all of the shares of common stock of the Target (the “Tender Offer”) and, if such shares are accepted for purchase pursuant to the terms of the Merger Agreement and the Tender Offer, such purchase will occur on the Incremental Closing Date prior to the Merger. The Tender Offer will be conditioned upon, among other things, the minimum percentage of shares being validly tendered and not withdrawn so as to enable Merger Sub and the Target to consummate a merger under the Delaware General Corporation Law without the affirmative vote of any stockholder of the Target other than Merger Sub (the “Minimum Condition”).

In connection therewith:

(a) The Borrower will obtain (i) a senior secured incremental first lien initial term loan facility in an amount not to exceed $140 million on terms described in Exhibit B to the Commitment Letter and (ii) a senior secured incremental first lien delayed draw term loan facility in an amount not to exceed $320 million on terms described in Exhibit B to the Commitment Letter.

(b) The Borrower will obtain a senior secured incremental revolving credit facility in an amount not to exceed $25 million on terms described in Exhibit B to the Commitment Letter.

(c) In accordance with the Target Notes Indenture (as defined below) and the definitive documentation for the Incremental Facilities and within the time frame provided thereunder, the Target (or any successor thereto) shall have delivered to each holder of the Target Notes a Fundamental Change Company Notice (as defined in the Target Notes Indenture) to each holder of the Target’s issued and outstanding 3.25% Convertible Senior Notes due 2022 (the “Target Notes”), issued pursuant to that certain First Supplemental Indenture, dated as of May 10, 2017, between Target and Wilmington Trust, National Association which supplements that certain Indenture, dated as of May 10, 2017 between Target and Wilmington Trust, National Association (the “Target Notes Indenture”), pursuant to which the issuer of the Target Notes shall be required to repurchase any Target Notes validly delivered pursuant to the terms of the Target Notes Indenture (the “Target Notes Put”). Any Target Notes that are not repurchased on the Fundamental Change Repurchase Date (as defined in the Target Notes Indenture) specified by the Target will remain outstanding in accordance with the terms of the Target Notes Indenture.

(d) Investment funds, or affiliates of investment funds, advised, managed or controlled by Apollo Global Management, Inc. or its affiliates (other than portfolio companies) (collectively, the “Sponsor”) will, directly or indirectly, contribute an aggregate amount (the “Required Equity Contribution”) in cash to Holdings (which will subsequently contribute such amount to the Borrower), in each case as common equity or otherwise in a form reasonably acceptable to the Commitment Parties) (such cash contribution made by Sponsor to Holdings, the “Incremental Equity”), which represents an aggregate amount that is not less than the Incremental Equity Contribution Percentage (as defined in the Fee Letter) of the Incremental Total Capitalization (being defined as the sum of (1) the aggregate gross proceeds of the Incremental Facilities borrowed on the Incremental Closing Date, (2) the aggregate amount of the commitments for the Delayed Draw Incremental Term Loans and (3) the Incremental Equity).

The transactions described above (including the Tender Offer and the Merger) are collectively referred to herein as the “Transactions”. For purposes of the Commitment Letter and the Fee Letter, the “Incremental Closing Date” shall mean the date of the satisfaction or waiver of the Exclusive Funding Conditions, the funding of the Initial Incremental Term Loan Facility and the closing of the Tender Offer.

EXHIBIT B to Commitment Letter

$140 million Senior Secured Initial Incremental Term Loan Facility

$320 million Senior Secured Delayed Draw Incremental Term Loan Facility

$25 million Senior Secured Incremental Revolving Credit Facility

Summary of Terms and Conditions

Set forth below is a summary of the principal terms and conditions for the Incremental Facilities. Capitalized terms used but not defined in this Exhibit B shall have the meanings set forth in the letter to which this Exhibit B is attached or in Exhibits A or C attached thereto.

1. PARTIES

Borrower:	Same as Existing Credit Agreement.

Holdings:	Same as Existing Credit Agreement.

Administrative Agent:	Capital One, National Association (“CONA”).

Lead Arranger:	CONA.

Lenders:	CONA and HPSIP and any permitted assignees thereof in accordance with the terms of the Existing Credit Agreement (the “Lenders”).

Lender Representative:	HPSIP.

2. TYPES AND AMOUNTS OF FACILITIES

Type and Amount:

(A) (i) An initial senior secured incremental term loan facility (the “Initial Incremental Term Loan Facility”) in an aggregate principal amount of $140,000,000 (the loans thereunder, collectively the “Initial Incremental Term Loans”) and (ii) a delayed draw senior secured incremental term loan facility (the “Delayed Draw Incremental Term Loan Facility”) in an aggregate principal amount of $320,000,000 (the loans thereunder, the “Delayed Draw Incremental Term Loans” and together with the Initial Incremental Term Loans, collectively, the “Incremental Term Loans” and, together with the Existing Term Loans, the “Term Loans”), which Incremental Term Loans will be funded in accordance with the “Availability” section below.

(B) A senior secured incremental revolving facility (the “Incremental Revolving Credit Facility” and, together with the Existing Revolving Credit Facility, the “Revolving Credit Facility”) in an aggregate principal amount of $25,000,000. Commitments under the Incremental Revolving Credit Facility are referred to as the “Incremental Revolving Commitments”. The Incremental Revolving Commitments shall have the same terms as the commitments under the Existing Revolving Facility and shall form a single class of commitments, which will aggregate $55,000,000 (collectively, the “Revolving Commitments”). The loans under the Incremental Revolving Credit Facility are referred to as the “Incremental Revolving Loans” and, together with the loans under the Existing Revolving Credit Facility, the “Revolving Loans”.

The Incremental Revolving Loans, together with the Incremental Term Loans, are referred to herein as the “Incremental Loans”. The Incremental Loans will be made available in US Dollars.

The Incremental Revolving Credit Facility and the Incremental Term Loans provided by CONA shall be provided on a first out basis, and the remainder of the Incremental Term Loans shall be provided on a last out basis, on the terms set forth in the existing agreement among lenders. The Amended Credit Agreement will separately schedule the first-out Incremental Term Loans and last-out Incremental Term Loans, including interest rates and amortization (provided that, for the avoidance of doubt, the blended interest rates and amortization for the first-out Incremental Term Loans and the last-out Incremental Term Loans shall not exceed the rates set forth in this Term Sheet).

Incremental Facilities:	Same as Existing Credit Agreement.

Availability:

(A) The Initial Incremental Term Loan Facility shall be made available in a single drawing on the Incremental Closing Date. Repayments and prepayments of the Initial Incremental Term Loans may not be reborrowed.

(B) The Delayed Draw Incremental Term Loan Facility shall be available to be drawn during the Delayed Draw Availability Period (as defined below). The Delayed Draw Incremental Term Loans shall be available to the Borrower in one or more drawings during the period commencing on the closing date of the Target Notes Put (the “Put Date”), which Put Date shall be no later than 30 business days after the Incremental Closing Date, and ending on the earlier of (i) the date on which the Rollover Target Notes are repurchased, redeemed or refinanced in full and (ii) June 1, 2022 (such period, the “Delayed Draw Availability Period”). Except as expressly set forth herein, the Delayed Draw Incremental Term Loans shall have the same terms as the Incremental Term Loans set forth in this Exhibit B. The date any such Delayed Draw Incremental Term Loans are funded is referred to herein as a “Delayed Draw Closing Date”. After the Delayed Draw Incremental Term Loan Commitments have been utilized to purchase the Target Notes put by the holders of the Target Notes in connection with the Target Notes Put, any remaining unused Delayed Draw Incremental Term Loan Commitments may be cancelled. Repayments and prepayments of the Delayed Draw Incremental Term Loans may not be reborrowed

(C) The Incremental Revolving Credit Facility will be available on and after the Incremental Closing Date and at any time prior to the final maturity of the Revolving Credit Facility (the “Revolver Termination Date”), in minimum principal amounts set forth in the Existing Credit Agreement. Amounts repaid under the Revolving Credit Facility may be reborrowed. The aggregate amount of Revolving Loans outstanding on the Incremental Closing Date shall not exceed $5,000,000 (and such utilization shall solely be for working capital purposes or general corporate purposes and shall not be drawn for purposes of financing the Transactions).

Maturity and Amortization:

Term Loans.

The Term Loans (i.e., both Existing Term Loans and Incremental Term Loans) shall be repayable in quarterly installments (commencing with the first fiscal quarter of the Borrower ending after the Incremental Closing Date) equal to (i) 1.00% per annum of the aggregate principal amount of the Term Loans outstanding immediately after the Incremental Closing Date for the first four quarterly installment dates, (ii) 5.00% per annum of the aggregate principal amount of the Term Loans outstanding immediately after the Incremental Closing Date for the next four quarterly installment dates, (iii) 6.25% per annum of the aggregate principal amount of the Term Loans outstanding immediately after the Incremental Closing Date for the next four quarterly installment dates and (iv) 7.50% per annum of the aggregate principal amount of the Term Loans outstanding immediately after the Incremental Closing Date thereafter, with the balance payable on the maturity date thereof (it being understood that following any Delayed Draw Closing Date, the quarterly amortization amount shall be adjusted to include the aggregate principal amount of Delayed Draw Incremental Term Loans funded on such Delayed Draw Closing Date). The Borrower will repay the entire unpaid principal balance of the Term Loans on the date that is the five year anniversary of the Incremental Closing Date (or such earlier date on which all Term Loans become due and payable in full, whether by acceleration or otherwise).

Revolving Credit Facility

The Revolving Credit Facility (i.e., both the Existing Revolving Credit Facility and the Incremental Revolving Credit Facility) will mature, and lending commitments thereunder will terminate, on the earlier of (x) the date that is the five year anniversary of the Incremental Closing Date and (y) the date on which all Term Loans have been repaid.

Use of Proceeds:

The proceeds of the Incremental Term Loans funded on the Incremental Closing Date will be used to (i) finance the Transactions and (ii) pay related transaction fees and expenses.

The proceeds of any Delayed Draw Incremental Term Loans funded on a Delayed Draw Closing Date will be used solely to (i) substantially concurrently upon receipt thereof, repurchase or redeem the Rollover Target Notes (including any payment of the conversion amount in respect of the Rollover Target Notes as set forth in the Target Notes Indenture) and (ii) pay fees and expenses related to the Transactions.

The proceeds of the Incremental Revolving Loans may be used on and after the Incremental Closing Date for working capital and general business purposes.

3. CERTAIN PAYMENT PROVISIONS

Commitment Fees and Interest Rates:	As set forth in Annex I to this Exhibit B attached hereto.

Fees:	As set forth in the Fee Letter.

Optional Prepayments and Revolving Commitment Reductions:	Same as Existing Credit Agreement (subject to the Prepayment Premium set forth below).

Repayment Premium:	Same as Existing Credit Agreement, except that the prepayment premium for the Term Loans (i.e., both Existing Term Loans and Incremental Term Loans) will be reset to the Prepayment Premium (as defined in the Fee Letter).

Mandatory Prepayments:	Consistent with the Documentation Principles (as defined in the Fee Letter).

4. GUARANTORS AND COLLATERAL

Guarantors:	Same as Existing Credit Agreement (including the Agreed Guaranty and Security Principles, as applicable). The Target and its subsidiaries will become guarantors in accordance with (and to the extent required by) the terms of the Existing Credit Agreement (subject to the Agreed Guaranty and Security Principles, if applicable).

Collateral:	Same as Existing Credit Agreement (including the Agreed Guaranty and Security Principles, as applicable). Assets of the Target and its subsidiaries will become part of the Collateral in accordance with (and to the extent required by) the Existing Credit Agreement (subject to the Certain Funds Provision and, if applicable, the Agreed Guaranty and Security Principles) and to include the intellectual property assets of the Target (which perfection over the intellectual property assets will be subject to post-closing periods to be agreed).

5. CERTAIN CONDITIONS

Conditions to Initial Funding on the Incremental Closing Date:	The availability of initial funding under the Incremental Facilities on the Incremental Closing Date will only be subject to the satisfaction or written waiver of conditions that are set forth in each of Section 5 and Exhibit C to the Commitment Letter.

Conditions to Funding of Delayed Draw Incremental Term Loans:	The availability of the Delayed Draw Incremental Term Loans on any Delayed Draw Closing Date will only be subject to the following conditions: (i) delivery of a borrowing request, (ii) absence of an Event of Default and (iii) accuracy of representations and warranties under the Amended Credit Agreement in all material respects.

Conditions to All Subsequent Revolver Borrowings:	Same as Existing Credit Agreement.

6. DOCUMENTATION

Facilities Documentation:	The Incremental Facilities and the terms set forth in this Exhibit B will be documented in an amended or amended and restated credit agreement based on and substantially consistent with the Documentation Principles (as defined in the Fee Letter).

Representations and Warranties:	Consistent with the Documentation Principles.

Affirmative Covenants (Including Reporting Requirements):	Consistent with the Documentation Principles.

Financial Covenant:

Same as Existing Credit Agreement, except that the Financial Covenant levels shall be set at the Amended Financial Covenant Levels (as defined in the Fee Letter).

The definitions of EBITDA, Consolidated Net Income and Pro Forma Basis are set forth in Annex I to the Fee Letter. The definitions of Consolidated Debt and Net Total Leverage Ratio shall be the same as those set forth in the Existing Credit Agreement (subject to an increase in the cap on cash netting set forth in the definition of Net Total Leverage Ratio to the Cash Netting Cap (as defined in the Fee Letter)).

Negative Covenants:

Consistent with the Documentation Principles; provided that the negative covenants shall be amended to permit (i) the existing earn-out obligations of the Target and its subsidiaries pursuant to agreements in effect on Original Effective Date (as defined in the Commitment Letter) (the “Target Earn-Out Payments”) and any payment of Target Earn-Out Payments shall be subject to the same conditions as those applicable to payment of AstraZeneca Milestone Payments under (and as defined in) the Existing Credit Agreement and (ii) Target Notes in an aggregate principal amount not to exceed $320,000,000 to remain outstanding on an unsecured basis (and any refinancing thereof in accordance with the immediately following paragraph), which amount shall be reduced on the Put Date by the aggregate principal amount of Target Notes that have been put by the holders thereof on or prior to the Put Date (the Target Notes that are not put and repurchased and remain outstanding after the Target Notes Put, the “Rollover Target Notes”).

The Negative Covenants shall permit the repurchase, redemption and refinancing of the Rollover Target Notes as follows: (A) repurchases and redemptions funded with proceeds of Delayed Draw Incremental Term Loans shall be permitted, (B) repurchases and redemptions funded with cash on hand shall be permitted, subject to (1) no event of default shall have occurred and be continuing or would result therefrom, (2) pro forma compliance with the

Financial Covenant, (3) Unrestricted Cash of no less than the Minimum Unrestricted Cash Amount (as defined in the Fee Letter) and (4) any such repurchase or redemption cannot be funded with proceeds of the Revolving Credit Facility and (C) repurchases, redemptions and refinancings with the proceeds of junior lien or unsecured indebtedness of the Loan Parties shall be permitted subject to (1) no event of default shall have occurred and be continuing or would result therefrom, (2) pro forma compliance with the Financial Covenant and (3) any such indebtedness must mature not earlier than 91 days after the latest maturity date under the Amended Credit Agreement, not having amortization and the cash interest rate shall not exceed the cash interest rate on the Term Loans.

Events of Default:	Consistent with the Documentation Principles.

Voting:	Same as Existing Credit Agreement.

Assignments and Participations:	Same as Existing Credit Agreement.

Yield Protection:	Same as Existing Credit Agreement

Expenses and Indemnification:	Same as Existing Credit Agreement

Governing Law and Forum:	New York.

Counsel to the Lenders:	Milbank LLP.

Annex I to Exhibit B

INTEREST AND CERTAIN FEES

Interest Rate / Unused Commitment Fee:

The interest rates under the Amended Credit Agreement will be as follows:

With respect to the Term Loans, at the option of the Borrower, Adjusted LIBOR (as defined in the Existing Credit Agreement) plus the Term Facility LIBOR Spread or ABR (as defined in the Existing Credit Agreement) plus the Term Facility ABR Spread subject to two 25 basis point step-downs if the Net Total Leverage Ratio is less than or equal to the First Term Facility Step-Down Level and the Second Term Facility Step-Down Level, respectively.

With respect to the Revolving Credit Facility, at the option of the Borrower, Adjusted LIBOR plus the Revolving Facility LIBOR Spread or ABR plus the Revolving Facility ABR Spread.

The Borrower may elect interest periods of 1, 2, 3 or 6 months for Adjusted LIBOR.

Interest shall be payable in arrears (a) for loans accruing interest at a rate based on Adjusted LIBOR, at the end of each interest period and, for interest periods of greater than 3 months, every three months, and on the applicable maturity date and (b) for loans accruing interest based on the ABR, quarterly in arrears and on the applicable maturity date.

The Borrower shall pay an unused line fee of 0.50% per annum on the actual daily unused portion of the Revolving Credit Facility, payable quarterly in arrears, calculated based upon the actual number of days elapsed over a 360-day year.

The Borrower shall pay a ticking fee on the undrawn Delayed Draw Incremental Term Loan Commitments equal to (i) for any day in the period from the Incremental Closing Date to and including the date that is 60 days after the Incremental Closing Date, the First Delayed Draw Ticking Fee Percentage, and (ii) for any day in the period from and including the day that is 61 days after the Incremental Closing Date to and including the end of the Delayed Draw Availability Period, the Second Delayed Draw Ticking Fee Percentage, payable quarterly in arrears, calculated based upon the actual number of days elapsed over a 360-day year.

Interest Payment Dates:	Same as Existing Credit Agreement.

Default Rate:	Same as Existing Credit Agreement.

Rate Basis:	Same as Existing Credit Agreement.

B-I-1

EXHIBIT C to Commitment Letter

$140 million Senior Secured Initial Incremental Term Loan Facility

$320 million Senior Secured Delayed Draw Incremental Term Loan Facility

$25 million Senior Secured Incremental Revolving Credit Facility

Conditions

Subject to the Certain Funds Provisions, the initial availability of the Incremental Facilities on the Incremental Closing Date shall be subject to the prior or substantially concurrent satisfaction or waiver by the Commitment Parties of only the following conditions:

1. The definitive documentation for the Incremental Facilities, which shall, in each case, be consistent with the Commitment Letter and the Term Sheet and subject in all respects to the Certain Funds Provisions in form and substance reasonably satisfactory to the Commitment Parties shall have been executed and delivered by each of Holdings, the Borrower and other Loan Parties, and the Commitment Parties shall have received (to the extent applicable, consistent with the documentation delivered by the Borrower and the Existing Guarantors on the closing date of the Existing Credit Agreement (the “Original Closing Date”)):

(a) customary notices of borrowing with respect to the Incremental Facilities delivered by the Borrower;

(b) customary closing officer’s certificates delivered by the Borrower;

(c) constitutional documents of the Borrower and the Loan Parties (or alternatively, certification that such constitutional documents with respect to the Borrower and the Existing Guarantors have not changed since the Original Closing Date);

(d) resolutions of the board of directors (or other governing body) of the Loan Parties approving the terms of, and the transactions contemplated by, the Amended Credit Agreement and the other Loan Documents (as defined in the Amended Credit Agreement) to which it is a party and resolving that it execute, deliver and perform the Amended Credit Agreement and the other Loan Documents to which it is a party; authorizing a specified person or persons to execute the Amended Credit Agreement, the other Loan Documents and any related documents thereto to which it is a party on its behalf; and authorizing a specified person or persons, on its behalf, to sign and/or dispatch all documents and notices (including, if relevant, any borrowing notice) to be signed and/or dispatched by it under or in connection with the Amended Credit Agreement, the other Loan Documents, and any related documents thereto to which it is a party;

(e) in relation to the Loan Parties, a formalities certificate in customary form certifying that each copy document is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the Incremental Closing Date;

(f) customary legal opinions on the validity and enforceability of the Amended Credit Agreement and the other Loan Documents entered into on the Incremental Closing Date and status, authority, power and capacity of the Loan Parties (in each case, as, consistent with market practice);

(g) a financing funds flow memorandum (for information purposes only);

(h) the Required Equity Contribution shall have been received, or shall be received substantially concurrently with the funding of the Incremental Term Loan Facilities (and the Commitment Parties shall have received an officer’s certificate certifying to the same); and

(i) the Project Florence tax structure memorandum prepared by PricewaterhouseCoopers LLP (the “Structure Memorandum”), which shall be in form and substance reasonably satisfactory to the Commitment Parties; provided that this requirement shall be deemed satisfied if the version of the Structure Memorandum delivered in connection with the same does not contain any material amendment, waiver, modification or consent not consented to by the Commitment Parties from the version of such document delivered on or prior to the date of this letter (being the draft dated September 30, 2020) (which consent shall not be unreasonably withheld, delayed or conditioned) other than waivers, modifications, consents, or amendments, which would not be (in the aggregate) materially adverse to the interests of the Commitment Parties (in their capacities as such).

2. The closing of the Tender Offer and the Merger shall be consummated in all material respects in accordance with (i) the Merger Agreement substantially concurrently with, or immediately following, the funding of the Incremental Term Loan Facility and (ii) the Tender Offer Statement (as referenced in the Merger Agreement) made available to the Commitment Parties immediately prior to the commencement of the Tender Offer, in each case, without any material amendment, waiver, modification or consent not consented to by the Commitment Parties (which consent shall not be unreasonably withheld, delayed or conditioned and provided that the Commitment Parties shall be deemed to have consented to such amendment, waiver, modification or consent unless they shall object thereto within three (3) Business Days after written notice of such proposed amendment, waiver or consent) other than waivers, modifications, consents, or amendments, which would not be (in the aggregate) materially adverse to the interests of the Commitment Parties (in their capacities as such); provided, that (a) the granting of any consent under the Merger Agreement that is not materially adverse to the interest of the Commitment Parties will not otherwise constitute an amendment, modification or waiver, (b) any increase in the purchase price will be deemed not to be materially adverse to the Commitment Parties so long as such increase is funded by direct or indirect cash equity contributions, (c) any reduction in the purchase price under the Acquisition Agreement shall not be deemed to be materially adverse to the interests of the Commitment Parties, so long as such reduction (i) does not exceed 10% or (ii) is applied to reduce the amount of commitments in respect of the Incremental Term Loan Facility and the Required Equity Contribution ratably, (d) any amendment, waiver, consent or other modifications to the definition of “Company Material Adverse Effect” set forth in the Merger Agreement shall be deemed to be materially adverse to the interests of the Commitment Parties and (e) any change in the Minimum Condition (as defined in the Merger Agreement (as in effect as of the Original Effective Date)) shall be deemed to be materially adverse to the interests of the Commitment Parties.

3. The Administrative Agent shall have received an officer’s certificate from the Borrower confirming that all of the conditions to the closing of the Merger and the Tender Offer have been satisfied (save for payment of the offer price and merger consideration which will be satisfied following utilization of the initial borrowings under the Incremental Term Loan Facility) or waived (subject to any consent of the Commitment Parties required under paragraph 2 above), consistent with the certificate delivered by the Borrower on the Original Closing Date.

4. Payment of all fees and reasonable and documented out-of-pocket expenses due and payable to the Commitment Parties and the Administrative Agent required to be paid on the Incremental Closing Date (in the case of expenses, to the extent invoices have been received by the Borrower at least two business days in advance), which amounts may be offset against the proceeds of the Incremental Term Loan Facility.

5. On the Incremental Closing Date, (i) the Target Representations shall be true and correct in all material respects (ii) the Specified Representations shall be true and correct in all material respects with the same effect as though made as of the Incremental Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (iii) no Event of Default under Sections 7.01(b), 7.01(c), 7.01(h) or 7.01(i) of the Existing Credit Agreement shall have occurred or be continuing.

6. Since the date of the Merger Agreement, there shall not have occurred and be continuing any event, change, effect, occurrence, circumstance or development that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect (as defined in the Merger Agreement as in effect on the Original Effective Date).

7. The Administrative Agent shall have received, with respect to the Target, at least three business days prior to the Incremental Closing Date, all documentation and other information that is requested by the Administrative Agent at least ten business days prior to the Incremental Closing Date and is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act.

8. On the Incremental Closing Date, the Target shall not have any Indebtedness for borrowed money other than the Target Notes and their respective guarantee of the Obligations and any other Indebtedness permitted to remain outstanding under the Merger Agreement.

9. Subject to the Certain Funds Provision, all actions necessary to establish that the Administrative Agent will have a perfected first priority security interest in the Collateral with respect to the Acquired Business, subject to permitted liens and the liens permitted to remain outstanding under the Merger Agreement; provided that, in the case of the foregoing, only to the extent such Collateral (including the creation or perfection of any security interest) is required to be provided on the Incremental Closing Date.

Capitalized terms used but not defined in this Exhibit C have the meanings set forth in the letter to which this Exhibit C is attached or in Exhibits A, or B thereto.